

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

January 11, 2008

<u>VIA U.S. MAIL AND FAX (650) 940-4710</u>

Mr. Theodore A. Boutacoff
President and Chief Executive Officer
IRIDEX Corporation
1212 Terra Bella Avenue
Mountain View, CA 94043-1824

      Re: IRIDEX Corporation
             Form 10-K for the year ended December 30, 2006
             Filed March 30, 2007
             File No. 000-27598

Dear Mr. Boutacoff:

      We have reviewed your filings and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting Comments

Form 10-Q for the period ending September 29, 2007

Condensed Consolidated Statements of Operations, page 2

1.   Refer to prior comment 5 from our letter dated October 17, 2007. We note that you still include $2.5 million related to a legal settlement as a component of other income (expense) in the nine month period ended September 29, 2007. Your response to our prior comment did not clearly support how your classification of this item as non-operating income complies with GAAP. We do not believe the fact you wish to prominently disclose the item on your income statement or that it is non-recurring item supports your current classification. Please provide us with references to the GAAP that support your presentation of this item as non-operating in your income statement.

Condensed Consolidated Statements of Cash Flows, page 3

2.   We see from disclosures in Note 3 that on January 16, 2007 you completed the acquisition of the aesthetics business for approximately $26 million in cash and $2 million in stock. Please tell us how your cash flow statement discloses the cash and non-cash portions of this transaction and how your presentation of these items complies with SFAS Statement 95.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant